

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 13, 2016

Via E-mail
Joseph R. Dively
Chairman, President and Chief Executive Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938

> **Re: First Mid-Illinois Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 8, 2016**
> **File No. 333-212000**

Dear Mr. Dively:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2016 letter.

Questions and Answers About The Merger

Is the merger consideration subject to adjustment, page 2

1.   We note your response to comment 3. Please disclose First Clover Leaf's consolidated stockholder's equity as of the end of the June 30, 2016 quarter so that investors are better able to assess whether this limitation is likely to impact the merger consideration. Also, discuss any known material adjustments that might decrease First Clover Leaf's consolidated shareholders equity. Please make corresponding revisions throughout your prospectus.

<u>The Merger</u>

<u>Interests of certain persons in the merger</u>

<u>Post-Merger Compensation Arrangements with First Mid, page 72</u>

2.   We note your response to comment 6. Revise this section to identify the executive officers or directors of First Clover Leaf that you have had discussions with regarding potential roles with the combined company. Also, if the interests of the executive officers and directors change prior to effectiveness, including the entry into any additional agreements, this section should be revised to provide First Clover Leaf's investors with an understanding of how the interests of management and the board might differ from those of shareholders.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 76</u>

3.   We note your revisions in response to comment 7. Please delete the assumptions that the merger will qualify as a reorganization contained in the second paragraph on page 77, the first sentence of the last paragraph on page 6 and the third sentence of the second paragraph on page 11. Since you have received opinions from counsel that, subject to the assumptions, the merger will qualify under Section 368(a) of the Code, it is not appropriate to "assume" that the merger qualifies under that section of the Code.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Jason Zgliniec, Esq.